UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Rand Logistics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

752182105

(CUSIP Number)

David M. Knott

Chief Executive Officer

Dorsett Management Corporation

485 Underhill Boulevard, Suite 205

Syosset, New York 11791

(516) 364-0303

With a copy to:

Howard A. Neuman, Esq.

Satterlee Stephens Burke & Burke LLP

230 Park Avenue

New York, NY 10169

(212) 818-9200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1 (f) or 240.13d-1 (g), check the following box  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §13d-7 (b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 752182105	13D

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David M. Knott

2	Check the Appropriate Box if a Member of a Group.(See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,042,430

	8	Shared Voting Power 29,770

	9	Sole Dispositive Power 3,072,200

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,072,200

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.2%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 752182105	13D

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dorset Management Corporation 11-2873658

2	Check the Appropriate Box if a Member of a Group.(See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,042,430

	8	Shared Voting Power 29,770

	9	Sole Dispositive Power 3,072,200

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,072,200

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.2%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 752182105	13D

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Knott Partners, L.P.

2	Check the Appropriate Box if a Member of a Group.(See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,728,625

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,728,625

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,728,625

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.3%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 752182105	13D

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Knott Partners Offshore Master Fund, L.P.

2	Check the Appropriate Box if a Member of a Group.(See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 608,517

	8	Shared Voting Power 0

	9	Sole Dispositive Power 608,517

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 608,517

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.4%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 752182105	13D

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Shoshone Partners, L.P.

2	Check the Appropriate Box if a Member of a Group.(See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 690,608

	8	Shared Voting Power 0

	9	Sole Dispositive Power 690,608

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 690,608

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.9%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

Item 1.                                                                       Security and Issuer.

This statement relates to the Company’s common stock, par value $0.10 per share (the “Common Stock”), and the Series A convertible preferred stock (the “Preferred Stock”), which Preferred Stock is currently convertible into Common Stock (the Preferred Stock, together with the Common Stock, “Company Shares”), and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to reflect distributions of Common Stock to investors in KPOMF and Knott Partners Offshore (SRI) Fund Limited (the “SRI Fund”), previously reported on Forms 4 filed on October 3 and 23, 2012. Each of the prior distributtions, as reported, were made without any consideration and as distributions of the securities in the respective accounts in response to requests from the sole limited partner of KPOMF, on October 1, 2012, and the sole shareholder of the SRI Fund, on October 22, 2012.

Item 2.                                                                       Identity and Background.

This Item is being amended solely to change the second paragraph as follows:

Dorset also provides investment management services the SRI Fund, a Cayman Islands exempted company.

Item 3.                                                                       Source and Amount of Funds or Other Consideration.

Item 4.                                                                       Purpose of Transaction.

Item 5.                                                                       Interest in Securities of the Issuer.

(a)-(b)              Mr. Knott, Dorset, Knott Partners, KPOMF and Shoshone: See Rows 7 through 11 and 13 on pages 2-6.  Mr. Knott individually has the sole power to vote 3,042,430 shares of Company Shares and dispose of 3,072,200 shares of Company Shares held in the Partnerships’ and the SRI Fund’s respective accounts.  As President of Dorset, Mr. Knott shares with certain of Dorset’s clients the power to vote that portion of 29,770 shares of Company Shares held in their respective accounts.

Knott Partners directly beneficially owns 1,728,625 shares of Company Shares, which represents approximately 9.3% of the outstanding shares of Common Stock.

(c)                                  No transactions in the class of securities reported on were effected during the past sixty days, except for the following dispositions:  Pursuant to a redemption request by the sole shareholder (the “Redeeming Shareholder”) of the SRI Fund, the SRI Fund made distributions to the Redeeming Shareholder for no consideration on October 22, 2012 (as described in Item 1) and December 6, 2012 of, respectively, 40,600 and 1,700 shares of Common Stock.

(d)                                     The Partnerships, the SRI Fund and the Managed Accounts have the right to receive dividends and proceeds from the sale of the shares of Company Shares that may be deemed to be

beneficially owned by the Reporting Parties.   No individual person or entity that is not a Reporting Party has such right with regard to greater than five percent of the Common Stock.

(e)                                  As of October 1, 2012, KPOMF ceased to be the beneficial owner of more than five percent (5%) of the outstanding Common Stock. Solely as a result of a change in outstanding Common Stock of the Company, Shoshone is no longer the beneficial owner of more than five percent (5%) of the Company’s outstanding Common Stock.

Item 6.                                                                       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.                                                                       Material to be Filed as Exhibits.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 12, 2012
Date

/s/ David M. Knott
Signature

DORSET MANAGEMENT CORPORATION

By:	/s/ David M. Knott
David M. Knott, President

KNOTT PARTNERS, L.P.
By:	Knott Partners Management, LLC,
Managing General Partner

By:	/s/ David M. Knott
David M. Knott, Managing Member

KNOTT PARTNERS OFFSHORE MASTER FUND, L.P.
SHOSHONE PARTNERS, L.P.
By:	Knott Partners Management, LLC,
General Partner

By:	/s/ David M. Knott
David M. Knott, Managing Member